NaturalShrimp Holdings, Inc.

NaturalShrimp Corporation

CORPORATE OFFICE:	DEVELOPMENT CENTER:
2068 N. Valley Mills Dr.	833 County Rd. #583; PO Box 400
Waco, Texas 76710-2561	La Coste, Texas 78039
254-776-7290	830-762-3200
254-741-0595 fax	830-762-3202 fax

March 1, 2011

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Suzanne Riley

Dear Ms. Riley:

Please be advised that in accordance with our agreement of February 28, 2011, NaturalShrimp Holdings, Inc. will have responses filed for the second set of SEC Comments on or before March 11, 2011.

Thank you very much for your kind consideration in this matter.

Sincerely,

/s/ Bill G. Williams

Bill G. Williams

Chairman and CEO